Exhibit (a)(16)

Goldman Sachs Discussion Materials for Special Committee Goldman, Sachs & Co. 15-Sep-2008

Goldman Sachs Proposed Talking Points Charlie Conversation with Franz ? Franz, I thought it was appropriate that you and I caught up since it has been about a month since we spoke last, and I also understand your advisors and our advisors met recently and you also met with Art last week ? It is important that any discussion about your proposal or a transaction be handled through the bankers or, if you would like to speak principal to principal, through you and me. Art obviously is not on the Special Committee, and it is therefore inappropriate to discuss with him matters that should be discussed with the Special Committee ? From speaking to Art, it sounds like you are frustrated with the pace of the dialogue. I want to assure you that the Special Committee considered your proposal and its response back very thoroughly. Along those lines, I want to make sure you are clear about the Special Committee’s position. I thought in our press release from a month ago and in the conversation I had with you at that time that it was very clear—we are open to a transaction, but it has to be an appropriate price. $89 is no where near an appropriate price for this company and we are very comfortable continuing under the current ownership structure. We believe the status quo will continue to deliver significant value to our shareholders ? I also understand that you reviewed with Art some potential governance ideas regarding Genentech to maintain independence of the Company. We are having some conversations with Goldman about how to get back to Greenhill and I would like to better understand what you are thinking about how to maintain the productivity of the Company ? Franz, business is great at Genentech, the Company is doing very well. Absent a new proposal, we feel no urgency to move towards a transaction. The ball is in your court if you want to make progress towards a transaction ? As we have discussed before, I trust you will keep our discussions in confidence 1

Goldman Sachs Update for the Special Committee ? During our meeting with Greenhill on 09-Sep-2008 their team covered certain components of value we had highlighted for them in previous conversations — Long-term marketable securities — Forecast tax rate — 2015+ commercial rights — Synergies — Transaction-related tax benefits ? Standalone fundamental value range in their analysis increased from $72.79 to $80.39¹ in first presentation to $76.58 to $84.08¹ based on inclusion of long-term marketable securities and acceptance of forecast tax assumption ? To be prepared, we are evaluating the range of alternative outcomes in the event an impasse is reached — Status quo — James acquires 100% of the public minority stake — James acquires a portion of the public minority stake New James ownership > 56% Potential to include 2015+ commercial rights — Separation of a research and early development entity partially owned by the public Agreement providing James commercial rights and requiring funding obligations Potential put/call arrangement 1 Note: Fundamental value ranges per Greenhill 21-Aug-2008 and 09-Sep-2008 presentations Equity value per share at 9.0% discount rate and 2.0% to 3.0% perpetuity growth rate, respectively. 2